December 10, 2024

Sean Michael Brehm
Lugano, Switzerland
Email: chariman@spectralcapital.com

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Brian Soares

RE: Schedule 13D Filed by Sean Michael Brehm on July 24, 2024
File No. 005-85576

Dear Mr. Soames:

I am writing in response to your letter of December 9, 2024. I am writing on my own behalf. I apologize for any delays in my filing of the required Schedule 13D. This delay was not intentional. I have never been a reporting person of a public company before. I know that this does not excuse me from any tardiness in my response, but I have done my best to comply with my obligations. Specifically, I relied on the advice of outside counsel to Spectral Capital
Corporation, Brenda Hamilton and asked her to help me get the EDGAR codes and file on my behalf. Living outside the US in Europe, it was challenging to get the correct notary for the
EDGAR codes and there was some confusion about the nature of escrowed holdings and as a result, I was late in fulfilling my filing obligations. Ms. Hamilton no longer represents the
Company and I have taken steps to make sure I will be able to meet my filing obligations in a timely manner going forward. My apologies.

Thank you for your consideration in this matter. I remain available for any further inquiries or correspondence by email at chairman@spectralcapital.com

Sincerely,

Sean Michael Brehm